EXHIBIT 99.1

FOR IMMEDIATE RELEASE                                CONTACT: Lindsay Conn
June 18, 1997                                                 (202) 393-5247




ABIGAIL ADAMS NATIONAL BANCORP, INC. EXECUTES LETTER OF INTENT TO
ACQUIRE BALLSTON BANCORP, INC. THROUGH MERGER


WASHINGTON, June 18, 1997 -- Abigail Adams National Bancorp, Inc. (NASDAQ:AANB), the parent company of The Adams National Bank, announced today the signing of a non-binding letter of intent for the acquisition of the stock of Ballston Bancorp, Inc. The letter of intent contemplates the acquisition through merger of the business of Ballston Bancorp's subsidiary, The Bank of Northern Virginia, with offices in Arlington, Va., for a price of approximately $14 million, subject to certain adjustments and offsets.

     The purchase price will be paid 50 percent in cash and 50 percent in the form of common stock of Abigail Adams. It will be accounted for as a purchase and will be tax-free to shareholders of Ballston Bancorp to the extent of the stock received by them.

     Consummation of the transaction is subject to significant conditions, including approval by the boards of directors and shareholders of both companies as well as appropriate governing regulatory agencies, completion of mutual due diligence and the final negotiations for the definitive agreement. The letter of intent contemplates the closing of the transaction as soon as practical after all conditions and contingencies have been fulfilled but no later than December 31, 1997.

     The Adams National Bank, a full service FDIC insured bank, is the largest federally-chartered, women-owned bank in the nation. Reporting an 18 percent increase in net income for 1996 over 1995, the total assets of its holding company, Abigail Adams National Bancorp, Inc., rose 21 percent in the last year to $116 million, prior to this acquisition.

     Internet  users may access more  information  on The Adams National Bank at
http://www   adamsbank.com.   and  on  The   Bank  of   Northern   Virginia   at
http://www.thebankofnova.com.


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